SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             INFOWAVE SOFTWARE, INC.
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                     456925
                                 (CUSIP Number)

                                                       Copy to:
         Gerald L. Trooien                     William A. Jonason, Esq.
           JLT Group Inc.                        Dorsey & Whitney LLP
   10 River Park Plaza, Suite 800          50 South Sixth Street, Suite 1500
            St. Paul, MN                         Minneapolis, MN 55402
           (651) 641-1111                           (612) 340-2600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                      March 31, 2004
                  (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 456925

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Gerald L. Trooien

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    90,974,772
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           90,974,772
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     90,974,772
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 456925

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     HiddenMind Technology, LLC

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     04-3691189
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    22,449,051
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           22,449,051
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,449,051
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 (this "Amendment") amends the statement on
Schedule 13D filed by Gerald L. Trooien and HiddenMind Technology, LLC on February 5, 2004 (the "Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 1. Security and Issuer.

            This Amendment relates to common shares, without par value (the "Infowave Common Shares"), of Infowave Software, Inc. ("Infowave"). The address of the principal executive office of Infowave is 4664 Lougheed Highway, Burnaby, British Columbia V5C 5T5.

Item 2. Identity and Background.

            The information previously reported in this Item of the Statement with respect to Gerald L. Trooien ("Mr. Trooien") and HiddenMind Technology, LLC ("Hidden Mind") is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

            The information previously reported in this Item of the Statement with respect to the source of funds for the investment in the Infowave Common Shares by Mr. Trooien and HiddenMind is incorporated by reference herein.

            Mr. Trooien and Infowave entered into a Subscription Agreement dated as of March 31, 2004 (the "March Subscription Agreement"). On March 31, 2004, pursuant to the March Subscription Agreement, Mr. Trooien acquired 5,990,909 Infowave Common Shares at a price of Cdn.$0.22 per Infowave Common Share.

            The Infowave Common Shares acquired pursuant to the March Subscription Agreement are subject to a holding period of four months and have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), as such sales and issuances were exempt from Securities Act registration pursuant to Rule 506 under Regulation D under the Securities Act, as all investors were "accredited investors", as such term is defined in Rule 501(a) of Regulation D.

            References to, and descriptions of, the March Subscription Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the March Subscription Agreement included as Exhibit 5, to this Amendment, which is incorporated in its entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

            The information previously reported in this Item of the Statement with respect to the purpose of the investment in the Infowave Common Shares by Mr. Trooien and HiddenMind is incorporated by reference herein.

            (a) - (b) The information set forth or incorporated by reference in
Item 3 is hereby incorporated by reference herein.

            (c) Not Applicable

            (d) Pursuant to the Nomination and Standstill Agreement (the "Standstill Agreement"), dated as of July 4, 2003 and included as Exhibit 4 to the Statement, so long as Mr. Trooien and HiddenMind collectively own more than 20% of the issued and outstanding Common Shares, Mr. Trooien has the right to nominate one nominee to Infowave's Board of Directors and Infowave must recommend the election of such nominee by Infowave's shareholders. Currently, Mr. Trooien serves as his own nominee to Infowave's Board of Directors.

            (e) The March Subscription Agreement described in Item 3 above was entered into by Mr. Trooien as part of an offering by Infowave of up to Cdn.$8,000,000 of units. Each unit consists of one Infowave Common Share and one half of one Infowave Common Share warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase an additional Infowave Common Share at a price of Cdn.$0.29 for a period of two years.

            (f) - (i) Not applicable.

            (j) Other than as described above, neither Mr. Trooien nor HiddenMind currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Amendment (although each of Mr. Trooien and HiddenMind reserve the right to develop such plans).

            References to, and descriptions of, the March Subscription Agreement and the Standstill Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the March Subscription Agreement included as Exhibit 5 to this Amendment and the Standstill Agreement included as
Exhibit 4 to the Statement, respectively, which are incorporated in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

            The information previously reported in this Item of the Statement with respect to interests in securities of Infowave is incorporated by reference herein.

            The information set forth or incorporated by reference in Items 2, 3 and 4 is incorporated by reference herein.

            (a) - (b) As a result of the March Subscription Agreement, Mr. Trooien is the beneficial owner of 90,974,772 Infowave Common Shares. To the knowledge of Mr. Trooien, such Infowave Common Shares constitute approximately 35% of the issued and outstanding Infowave Common Shares as of March 26, 2004. Mr. Trooien has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 90,974,772 Infowave Common Shares.

            (c) As described in Item 3 above, on March 31, 2004, pursuant to the March Subscription Agreement, Mr. Trooien acquired 5,990,909 Infowave Common Shares at a price of Cdn.$0.22 per Infowave Common Share.

            (d) - (e) Not applicable.

            References to, and descriptions of, the March Subscription Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copy of the March Subscription Agreement included as Exhibit 5 to this Amendment, which is incorporated in its entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information previously reported in this Item of the Statement with respect to contracts, arrangements, understandings or relationships with respect to securities of Infowave is incorporated by reference herein.

            As described in Item 3 above, pursuant to the March Subscription Agreement, Mr. Trooien acquired 5,990,909 Infowave Common Shares.

            References to, and descriptions of, the March Subscription Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the March Subscription Agreement included as Exhibit 5 to this Amendment, which is incorporated in its entirety where such references and descriptions appear.

Item 7. Material to be Filed as Exhibits.

            The following document is filed as an exhibit:

            5. Subscription Agreement, dated as of March 31, 2004, by and between Gerald L. Trooien and Infowave Software, Inc.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2004

                                             /s/ Gerald L. Trooien
                                             -----------------------------------
                                             Gerald L. Trooien

                                             HIDDENMIND TECHNOLOGY, LLC


                                             By: /s/ Gerald L. Trooien
                                                 -------------------------------
                                                 Gerald L. Trooien
                                                 Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit

5. Subscription Agreement, dated as of March 31, 2004, by and between Gerald L. Trooien and Infowave Software, Inc.